Form 51-102F3
MATERIAL CHANGE REPORT

ITEM 1:	REPORTING ISSUER

Northern Peru Copper Corp. (the “Company”) 1550 – 625 Howe Street Vancouver, British Columbia V6C 2T6

ITEM 2:	DATE OF MATERIAL CHANGE

March 28, 2008

ITEM 3:	PRESS RELEASE

A news release with respect to the material changes referred to in this report was issued on March 28, 2008 and distributed through newswire services.

ITEM 4:	SUMMARY OF MATERIAL CHANGE

On March 28, 2008, China Minmetals Non-Ferrous Metals Co., Ltd. and Jiangxi Copper Company Ltd. (together, the “Investors”) announced that pursuant to the compulsory acquisition provisions of section 300 of the Business Corporations Act (British Columbia) (the “Act”), Copper Bridge Acquisition Corp. (the “Offeror”), a corporation jointly owned by the Investors, acquired the remaining common shares of the Company. The Offeror now owns 100% of the Company.

The Investors also announced that following the completion of the above mentioned compulsory acquisition, the Toronto Stock Exchange halted trading in and delisted the Company’s common shares as of the close of the market on March 28, 2008.

ITEM 5:	FULL DESCRIPTION OF MATERIAL CHANGE

Please see the attached Schedule A.

ITEM 6:	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

ITEM 7:	OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8:	SENIOR OFFICER

For further information, please contact:

Name: Jiao Jian
Telephone: + 8610 6849 5288

ITEM 9:	DATE OF REPORT
DATED March 31, 2008.

NORTHERN PERU COPPER CORP.

by	(signed) Jiao Jian
Name: Jiao Jian
Title: Chief Financial Officer

SCHEDULE A

CHINA MINMETALS AND JIANGXI COPPER
ACQUIRE 100% OF NORTHERN PERU COPPER
Toronto, March 28, 2008
China Minmetals Non-Ferrous Metals Co., Ltd. and Jiangxi Copper Company Ltd. (together, the “Investors”) are pleased to announce that on March 28, 2008, Copper Bridge Acquisition Corp. (the “Offeror”), a corporation jointly owned by the Investors, acquired all of the remaining outstanding common shares (the “Common Shares”) of Northern Peru Copper Corp. (“NOC”) pursuant to the compulsory acquisition provisions of the Business Corporations Act (British Columbia) (the “Compulsory Acquisition”). The Offeror now owns 100% of the Common Shares.
Each shareholder of NOC whose Common Shares were deemed to have been acquired under the Compulsory Acquisition will receive Cdn.$13.75 in cash for each Common Share once the shareholder delivers the certificate(s) representing those Common Shares, together with a transmittal, to Pacific Corporate Trust Company in accordance with the instructions in the transmittal.
Following the completion of the Compulsory Acquisition, the Toronto Stock Exchange halted trading in and delisted the Common Shares as of the close of the market on March 28, 2008.
NOC intends to file with the applicable Canadian securities regulatory authorities the necessary documentation to cease to be a reporting issuer in all of the jurisdictions in which it is currently a reporting issuer.
NOC also intends to file a Form 15F with the U.S. Securities and Exchange Commission (the “SEC”) to voluntarily terminate its reporting obligations under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Upon the filing of Form 15F, NOC’s Section 12(g) and 15(d) reporting obligations under the Exchange Act will be suspended immediately. These reporting obligations will be finally terminated after a ninety-day waiting period provided that the SEC does not raise objections.
NOC shareholders with questions or requests for a copy of the early warning report filed by the Offeror in connection herewith should contact Pacific Corporate Trust Company.
Facsimile: +1 (604) 689 8144
Email: pacific@pctc.com
About China Minmetals
China Minmetals, a state-controlled corporation existing under the laws of the People’s Republic of China, is a diversified metals and mining company based in Beijing, China. China Minmetals is engaged in the production and trading of metals and minerals, including copper, aluminum, tungsten, tin, antimony, lead, zinc and nickel. In 2006,

China Minmetals had revenue of approximately US$4.84 billion. China Minmetals is located at 5 Sanlihe Road, Haidian District, Beijing, China 100044.
About Jiangxi Copper
Jiangxi Copper, a state-controlled public corporation existing under the laws of the People’s Republic of China, is an integrated producer of copper in China, with operations in mining, milling, smelting and processing. Jiangxi Copper also maintains exposure to sulphur, gold, silver, platinum, palladium, selenium, tellurium, rhenium and molybdenum. Jiangxi Copper is listed on the London, Hong Kong and Shanghai stock exchanges. In 2006, Jiangxi Copper had revenue of approximately US$3.45 billion. Jiangxi Copper is located at 15 Yejin Avenue, Guixi, Jiangxi, China 335424.
About Copper Bridge
Copper Bridge, a corporation owned 60% by China Minmetals and 40% by Jiangxi Copper, was incorporated under the laws of the Province of British Columbia on December 10, 2007 for the purpose of making the offer for NOC. Copper Bridge is located at 700 West Georgia Street, 25th Floor, Vancouver, BC V7Y 1B3.
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